news release

ArcelorMittal announces receipt of US antitrust clearance for ThyssenKrupp Steel USA acquisition

Luxembourg, 30 January 2014

ArcelorMittal today announces that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (HSR) terminated on January 29, 2014 with respect to its acquisition, through a 50/50 joint venture with Nippon Steel & Sumitomo Metal Corporation, of ThyssenKrupp Steel USA.

The termination of the HSR waiting period satisfies one of the conditions to the closing of the acquisition. Subject to the satisfaction of other customary conditions (including the receipt of additional regulatory approvals), the acquisition is expected to close later in the first quarter of 2014 or in the second quarter of 2014.